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                                                                     Exhibit 3.2

                              ARTICLES OF AMENDMENT
                  TO THE RESTATED ARTICLES OF INCORPORATION OF
                                    CRAY INC.

         These Articles of Amendment to the Restated Articles of Incorporation of Cray Inc., a Washington corporation (the "Corporation"), are herein executed by said corporation, pursuant to the provisions of RCW 23B.01.200 and RCW 23B.10.060, as follows:

     1. The name of the Corporation is Cray Inc.

     2. These Articles of Amendment provide for a reclassification of the Corporation's authorized and issued and outstanding common stock, $0.01 par value ("Common Stock") as follows: as of 4:15 a.m. Pacific Time on June 8, 2006 (the "Effective Date") every four issued and outstanding and authorized shares of the Corporation's Common Stock automatically shall be combined and reconstituted into one share of Common Stock, par value $0.01 per share, of the Corporation, thereby giving effect to a one-for-four reverse stock split without further action of any kind (the "Reverse Stock Split"). Each holder of a certificate or certificates that immediately prior to the Effective Date represented outstanding shares of Common Stock shall be entitled to receive, upon surrender of such certificates to the Corporation for cancellation, a certificate or certificates representing the number of whole shares (rounded down to the nearest whole shares) of Common Stock held by such holder on the Effective Date after giving effect to the Reverse Stock Split. No fractional shares of Common Stock shall be issued in the Reverse Stock Split; instead, shareholders who would otherwise be entitled to fractional shares will receive a cash payment in lieu of such fraction based upon the reported closing price of the Corporation's Common Stock on the trading date immediately before the Effective Date. No other exchange, reclassification, or cancellation of issued shares shall be effected by this Amendment.

     3. The amendment to the Restated Articles of Incorporation relating to the reclassification of the Corporation's Common Stock was adopted by the Board of Directors on March 8, 2006.

     4. The amendment to the Restated Articles of Incorporation relating to the reclassification of the Corporation's Common Stock was adopted by the shareholders on June 6, 2006.

     5. The amendment to the Restated Articles of Incorporation relating to the reclassification of the Corporation's Common Stock was duly approved by the shareholders of the Corporation, in accordance with the provisions of RCW 23B.10.030 and 23B.10.040.

     6. The effective time and date of the filing of these Articles of Amendment shall be 4:15 a.m. Pacific Time on June 8, 2006.

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     IN WITNESS WHEREOF, the undersigned has executed these Articles of
Amendment in an official and authorized capacity under penalty of perjury this 6th day of June, 2006.

                                        CRAY INC.


                                        By: /s/ Kenneth W. Johnson
                                            ------------------------------------
                                            Kenneth W. Johnson
                                        Its Senior Vice President